Exhibit 21.1 - List of Subsidiaries

Name	Jurisdictions	Percentage Owned
Innomind Group Limited	British Virgin Islands	100%

Dalian Innomind Environment	PRC	100% (by Innomind Group Limited)
Engineering Co., Ltd.

Controlled Affiliate

Dalian RINO Environment	PRC	Controlled by Dalian Innomind
Engineering Science and		Environment Engineering Co., Ltd.
Technology Co., Ltd. (“RINO”)		(“Dalian Innomind”) through and
pursuant to a series of restructuring agreements by
and among RINO and Dalian Innomind